The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus and prospectus supplement are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 26, 2026

Preliminary Pricing Supplement No. 8	Filed pursuant to Rule 424(b)(3)
(To prospectus supplement dated March 20, 2024	Registration No. 333-278118
and prospectus dated March 20, 2024)	, 2026

RYDER SYSTEM, INC.

Medium-Term Notes

(Registered Notes-Fixed Rate)

Due Nine Months or More

from Date of Issue

As used in this pricing supplement, “Company,” “we,” “our,” and “us” refer only to Ryder System, Inc. and not to any of its subsidiaries, except where the context otherwise requires.

The Company has filed a registration statement (including a prospectus dated March 20, 2024 and a prospectus supplement dated March 20, 2024) with the Securities and Exchange Commission (the “SEC”), for the offering and sale of $   aggregate principal amount of    % Notes due    (the “Notes”) to which this preliminary pricing supplement relates. You should read these documents and any other documents relating to the Notes that the Company has filed with the SEC for more complete information about the Company and the Notes. You may obtain these documents for free from the SEC website at www.sec.gov.

Trade Date:	, 2026

Principal Amount:	$

Public Offering Price:	%

Issue Date:	, 2026 (T+7)

Maturity Date:

Interest Rate:	%

Day Count:	30/360

Net Proceeds to Ryder (before expenses):	$

Interest Payment Dates:	Semi-annually on and of each year, commencing , 2027 and at Maturity.

Underwriters’ Discount:	%

Record Dates:	and

Form:	☒ Book Entry ☐ Certificated

Redemption:	☐ The Notes cannot be redeemed prior to maturity ☒ The Notes may be redeemed prior to maturity

Optional Redemption:	☐ No

☒ Yes

CUSIP No.:	78355H LJ6

Other Terms

Prior to , 20 ( month prior to their maturity date) (the “Par Call Date”), we may redeem the Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(i) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus    basis points, less (b) interest accrued to the redemption date, and

(ii) 100% of the principal amount of the Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, we may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Treasury Rate” means, with respect to any redemption date, the yield determined by us in accordance with the following two paragraphs:

The Treasury Rate shall be determined by us after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) – H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities-Treasury constant maturities-Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, we shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third business day preceding the redemption date H.15 TCM is no longer published, we shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the Par Call Date, as applicable. If there is no United States Treasury security maturing on the Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from the Par Call Date, one with a maturity date preceding the Par Call Date and one with a maturity date following the Par Call Date, we shall select the United States Treasury security with a maturity date preceding the Par Call Date. If there are two or more United States Treasury securities maturing on the Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, we shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but no more than 60 days before the redemption date to each holder of Notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions of the Notes called for redemption.

Repayment at Option of Holder:	☒ If we experience a Change of Control Triggering Event, we will be required to offer to purchase the Notes from holders as described in the accompanying prospectus supplement under “Offer to Redeem Upon Change of Control Triggering Event.”

Discount Note:	☐ Yes ☒ No

Total Amount of OID:	N/A

Yield to Maturity:	N/A

Initial Accrual Period OID:	N/A

Joint Book-Running Managers

Morgan Stanley	MUFG	PNC Capital Markets LLC	US Bancorp	Wells Fargo Securities

Underwriters Capacity:		☐ As agent	☒ As principal

If as principal:		☐ The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

☒ The Notes are being offered at a fixed initial public offering price equal to the Public Offering Price (as a percentage of Principal Amount).

Legal Matters

The validity of the securities will be passed upon for us by Sullivan & Cromwell LLP, New York, New York, and for the Underwriters by Willkie Farr & Gallagher LLP, Chicago, Illinois. Certain legal matters relating to Florida law will be passed upon by David M. Beilin, Senior Associate General Counsel of the Company. Mr. Beilin owns shares of common stock of the Company.

Terms of Notes

Master Global Book-Entry Notes

The Notes will be represented by a global security. Generally, all securities represented by the same global security will have the same terms. Issuers may, however, issue a global security that represents multiple securities of the same kind, such as debt securities, that have different terms and are issued at different times. We call this global security a master global security. We have elected to issue a master global security that represents each series of our Medium-Term Notes and will represent the Notes offered hereby. The terms of the Notes described in this Pricing Supplement will be incorporated by reference into the master global security.

Trustee

An affiliate of U.S. Bank Trust Company, National Association (the “Trustee”) is a lender under the Company’s global revolving credit facility, and the Company may maintain other banking relationships in the ordinary course of business with the Trustee or its affiliates.

Plan of Distribution

Under the terms and subject to the conditions of the Selling Agency Agreement, dated March 20, 2024, among the Company and Academy Securities, Inc., BNP Paribas Securities Corp., BofA Securities, Inc., CastleOak Securities L.P., Comerica Securities, Inc., Fifth Third Securities, Inc., KeyBanc Capital Markets Inc., Mizuho Securities USA LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., PNC Capital Markets LLC, RBC Capital Markets, LLC, Regions Securities LLC, TD Securities (USA) LLC, Truist Securities, Inc., U.S. Bancorp Investments, Inc., and Wells Fargo Securities, LLC, as well as under the terms of the Terms Agreement, dated , 2026, among the Company and Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., PNC Capital Markets LLC, U.S. Bancorp Investments, Inc. and Wells Fargo Securities, LLC, as representatives of the underwriters named below (collectively, the “Underwriters”), the Underwriters have agreed severally to purchase and the Company has agreed to sell the Notes to the Underwriters in the respective principal amounts set forth below:

Underwriters	Principal Amount
Morgan Stanley & Co. LLC	$
MUFG Securities Americas Inc.
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.
Wells Fargo Securities, LLC

Total	$

The Underwriters are committed to take and pay for all of the Notes if any are taken.

The Underwriters have advised the Company that they propose initially to offer part of the Notes directly to the public at the Public Offering Price set forth in this Pricing Supplement.

The Underwriters and certain of their affiliates may engage in transactions with and perform investment banking and commercial lending services for the Company and certain of its affiliates from time to time in the ordinary course of business, for which they receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the agents and their affiliates may make or hold a broad array of investments, including acting as counterparties to certain derivative and hedging arrangements, and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the agents or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such agents and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Notes offered hereunder. Any such credit default swaps or short positions could adversely affect future trading prices of the Notes offered hereunder. The agents and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. Additionally, U.S. Bancorp Investments, Inc., one of the underwriters, is an affiliate of the Trustee.

Delivery is expected to be made against payment for the Notes on     , 2026, which will be the seventh business day following the date hereof (this settlement cycle being referred to as “T+7”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the date that is one business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+7, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Prohibition of Sales to United Kingdom Retail Investors

The Notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or both) of: (i) not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended (the “EUWA”); or (ii) not a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”). Consequently, no disclosure document required by the FCA Product Disclosure Sourcebook (the “DISC”) for offering, selling or distributing the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering, selling or distributing the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024.

Notice to Prospective Investors in the United Kingdom

The Notes are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom. For the purposes of this provision:

(a)	a retail investor means a person who is one (or both) of:

(i)	not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or

(ii)	not a qualified investor as defined in paragraph 15 of Schedule 1 to the POATRs; and

(b)

an “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes.

This pricing supplement and the accompanying prospectus supplement have been prepared on the basis that any offer of notes in the United Kingdom will be made pursuant to an exemption under the POATRs or the PRM Admission to Trading on a Regulated Market Sourcebook from the requirement to publish a prospectus for offers of Notes. This pricing supplement and the accompanying prospectus supplement are not a prospectus for the purposes of the POATRs or the PRM Admission to Trading on a Regulated Market Sourcebook.

In the United Kingdom, each Agent represents and agrees that:

(i)

in relation to any Notes which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the “FSMA”) by the issuer;

(ii)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

(iii)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the POATRs) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, (as amended, the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.